Exhibit 99.68

American Lithium Corp.

Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

American Lithium Corp.

Table of Contents

(Expressed in Canadian Dollars)

2

Independent auditor's report

To the Shareholders of

American Lithium Corp.

Opinion

We have audited the consolidated financial statements of American Lithium Corp. and its subsidiaries [the Group], which comprise the consolidated statements of financial position as at February 28, 2022, and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at February 28, 2022, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards [IFRSs] as issued by the International Accounting Standards Board.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other matter

The consolidated financial statements of the Group for the year ended February 28, 2021 were audited by another auditor who expressed an unmodified opinion on those financial statements on June 24, 2021.

Other information

Management is responsible for the other information. The other information is comprised of Management's Discussion and Analysis for the year ended February 28, 2022.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate , they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Dean Braunsteiner.

Toronto, Canada

June 28, 2022

American Lithium Corp.

(Expressed in Canadian Dollars)

Consolidated Statements of Financial Position

	February 28, 2022	February 28, 2021
	$	$
ASSETS
Current
Cash and cash equivalents	19,698,762	5,506,326
Term deposits (Note 5)	36,156,956	25,023
Amounts receivable	205,718	15,824
Prepaid expenses and deposits	923,875	37,382
	56,985,311	5,584,555

Non-current assets
Property and equipment (Note 6)	49,771	17,531
Exploration and evaluation assets (Note 7)	135,545,747	11,509,494
Reclamation deposits (Note 8)	632,935	77,962
Right-of-use assets (Note 9)	279,361	-

	193,493,125	17,189,542

LIABILITIES
Current
Accounts payable and accrued liabilities	1,318,918	413,426
Due to related parties (Note 10)	193,111	-
Current portion of long-term debt (Note 11)	287,779	358,259
Current portion of lease liabilities (Note 9)	63,637	-
	1,863,445	771,685

Non-current liabilities
Long-term debt (Note 11)	607,015	781,010
Lease liabilities (Note 9)	221,222	-
	2,691,682	1,552,695

EQUITY
Share capital (Note 12)	230,593,327	69,239,559
Equity reserves (Note 12)	41,641,336	4,176,908
Deficit	(81,282,105)	(57,779,620)
Accumulated other comprehensive income	(151,115)	-
	190,801,443	15,636,847

	193,493,125	17,189,542

Nature of operations (Note 1)

Subsequent events (Note 19)

Approved on behalf of the Board of Directors on June 28, 2022:

/s/ Ben Binninger	/s/ Andrew Bowering
Ben Binninger, Director	Andrew Bowering, Chairman

The accompanying notes form an integral part of these consolidated financial statements

4

American Lithium Corp.

(Expressed in Canadian Dollars)

Consolidated Statements of Loss and Comprehensive Loss

	For the year ended February 28,
	2022	2021
	$	$
Operating Expenses
Consulting fees	361,234	213,104
Depreciation (Notes 6 and 9)	34,063	1,131
Exploration and evaluation expenditures (Note 10)	5,507,973	1,441,414
Filing and listing fees	186,856	72,852
Finance charge (Notes 9 and 11)	151,877	-
Foreign exchange loss	140,047	17,731
General and administrative	159,014	180,426
Impairment of exploration and evaluation assets	-	251,133
Insurance	82,714	20,547
Management fees (Note 10)	2,365,816	443,831
Marketing	763,171	6,185,302
Professional fees	1,225,210	266,527
Registrar and transfer agent fees	151,283	51,644
Rent	62,167	52,000
Share-based compensation (Notes 10 and 12)	12,288,700	3,715,490
Travel	181,541	48,605
	(23,661,666)	(12,961,737)

Other items
Interest income	114,906	262

Net loss for the year	(23,546,760)	(12,961,475)

Other comprehensive loss
Foreign currency translation adjustment	(151,115)	-

Comprehensive loss for the year	(23,697,875)	(12,961,475)

Basic and diluted loss per share	(0.13)	(0.12)

Weighted average number of common shares outstanding - basic and diluted	176,619,008	104,904,979

The accompanying notes form an integral part of these consolidated financial statements

5

American Lithium Corp.

(Expressed in Canadian Dollars)

Consolidated Statements of Cash Flows

	For the years ended February 28,
	2022	2021
	$	$
OPERATING ACTIVITIES
Net loss for the year	(23,546,760)	(12,961,475)
Items not affecting cash and cash equivalents:
Depreciation	34,063	1,131
Finance charge	151,877	76,895
Share-based compensation	12,288,700	3,715,490
Write off of exploration and evaluation assets	-	251,133
Accrued interest receivable	(104,433)	38
Changes in non-cash working capital items:
Amounts receivable	69,478	(2,871)
Prepaid expenses and deposits	(594,184)	68,356
Accounts payable and accrued liabilities	(1,921,067)	36,714
Due to related parties	193,111	(239,603)
Cash used in operating activities	(13,429,215)	(9,054,192)

INVESTING ACTIVITIES
Cash acquired from acquisition	3,662,792	-
Exploration and evaluation assets	(264,118)	(584,890)
Investment in term deposits	(36,000,000)	-
Purchase of equipment	(41,214)	(18,662)
Reclamation bonds	(554,399)	-
Cash paid for acquisition	(276,549)	-
Cash used in investing activities	(33,473,488)	(603,552)

FINANCING ACTIVITIES
Proceeds from shares issuance	50,038,700	-
Share issuance costs	(2,863,694)	(43,715)
Repayment of note payable	(200,000)	(35,000)
Stock options exercised	3,810,957	1,712,600
Warrants exercised	10,876,808	12,762,608
Repayment of long term debt	(401,512)	-
Repayment of lease liabilities	(31,480)	-
Cash provided by financing activities	61,229,779	14,396,493

Effect of foreign exchange on cash and cash equivalents	(134,640)	(37,051)

Change in cash and cash equivalents during the year	14,192,436	4,701,698

Cash and cash equivalents, beginning of year	5,506,326	804,628

Cash and cash equivalents, end of year	19,698,762	5,506,326

Supplementary cash flow disclosures (Note 16)

The accompanying notes form an integral part of these consolidated financial statements

6

American Lithium Corp.

(Expressed in Canadian Dollars)

Consolidated Statements of Changes in Shareholders’ Equity

			Reserve
	Number of Shares	Share Capital	Warrants	Stock Options	RSU	Total	Deficit	Accumulated Other Comprehensive Loss	Total
		$	$	$	$	$	$	$	$
Balance at February 29, 2020	80,951,935	43,805,526	79,413	1,938,920	-	2,018,333	(44,818,145)	-	1,005,714

Shares issued for exploration and evaluation assets	5,343,750	9,445,625	-	-	-	-	-	-	9,445,625
Share issue costs	-	(43,715)	-	-	-	-	-	-	(43,715)
Share-based compensation	-	-	-	3,715,490	-	3,715,490	-	-	3,715,490
Stock options exercised	4,570,000	3,190,102	-	(1,477,502)	-	(1,477,502)	-	-	1,712,600
Warrants exercised	34,655,051	12,840,217	(77,609)	-	-	(77,609)	-	-	12,762,608
Warrants expired	-	1,804	(1,804)	-	-	(1,804)	-	-	-
Loss for the year	-	-	-	-	-	-	(12,961,475)	-	(12,961,475)
Balance at February 28, 2021	125,520,736	69,239,559	-	4,176,908	-	4,176,908	(57,779,620)	-	15,636,847

Units issued for acquisition	37,025,183	79,222,071	24,608,788	-	-	24,608,788	-	-	103,830,859
Plateau warrants assumed	-	-	3,869,201	-	-	3,869,201	-	-	3,869,201
Replacement options issued	-	-	-	1,644,993	-	1,644,993	-	-	1,644,993
Finders’ shares issued for acquisition	867,882	1,865,947	-	-	-	-	-	-	1,865,947
Shares and warrants issued for exploration and evaluation assets	6,500,000	13,500,000	-	-	-	-	-	-	13,500,000
Private placement	20,726,750	50,038,700	-	-	-	-	-	-	50,038,700
Share issue costs	-	(3,242,398)	378,704	-	-	378,704	-	-	(2,863,694)
Share-based compensation	-	-	-	12,116,607	172,093	12,288,700	-	-	12,288,700
Stock options exercised	3,405,098	6,569,684	-	(2,758,727)	-	(2,758,727)	-	-	3,810,957
Stock options cancelled	-	-	-	(8,742)	-	(8,742)	8,742	-	-
Warrants exercised	10,234,460	13,399,764	(2,522,956)	-	-	(2,522,956)	-	-	10,876,808
Warrants expired	-	-	(35,533)	-	-	(35,533)	35,533	-	-
Loss for the year	-	-	-	-	-	-	(23,546,760)	-	(23,546,760)
Other comprehensive loss	-	-	-	-	-	-	-	(151,115)	(151,115)
Balance at February 28, 2022	204,280,109	230,593,327	26,298,204	15,171,039	172,093	41,641,336	(81,282,105)	(151,115)	190,801,443

The accompanying notes form an integral part of these consolidated financial statements

7

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

American Lithium Corp. (the “Company”) was incorporated in the Province of British Columbia. The Company is engaged in the business of identification, acquisition and exploration of mineral interests. The Company’s head office is located at 710 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada, and its registered and records office is located at Suite 2200, 885 West Georgia Street, Vancouver, BC, V6C 3E8, Canada.

The Company had a working capital position of $55,121,866 at the date of these consolidated financial statements with the objective of funding ongoing development of its properties and providing additional working capital. The continuing operations of the Company remain dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future and repay its liabilities arising from normal business operations as they become due.

As at February 28, 2022, the Company was in the process of exploring its principal mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown as exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a net loss of $23,546,760 (2021 - $12,961,475) for the year ended February 28, 2022. As at February 28, 2022, the Company had an accumulated deficit of $81,282,105 (2021 - $57,779,620), which has been funded primarily by the issuance of equity. The Company's ability to continue as a going concern and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs. Management believes that the Company has sufficient working capital to meet the Company’s obligations over the next twelve months.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

2.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

8

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (continued)

Statement of compliance (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Estimates with a significant risk of material adjustment are discussed in Note 3(a).

These consolidated financial statements were approved and authorized for issue by the Board of Directors on June 28, 2022.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and the following subsidiaries:

Name	Jurisdiction
American Lithium Holdings Corp.	British Columbia, Canada
Big Smoky Holdings Corp.	British Columbia, Canada
1032701 Nevada Ltd.	Nevada, USA
1065604 Nevada Ltd.	Nevada, USA
1067323 Nevada Ltd.	Nevada, USA
1134989 Nevada Ltd.	Nevada, USA
1301420 Nevada Ltd.	Nevada, USA
4286128 Nevada Corp.	Nevada, USA
Big Smoky Holdings, Inc.	Nevada, USA
Tonopah Lithium Corp.	Nevada, USA
Plateau Energy Metals Inc.	Ontario, Canada
Macusani Yellowcake S.A.C.	Peru

In August 2021, the Company amalgamated 1032701 B.C. Ltd., 1065604 B.C. Ltd., 1067323 B.C. Ltd., 1074654 B.C. Ltd., 1134989 B.C. Ltd., 1301420 B.C. Ltd., and Esoteric Consulting Corp. as one company under the name of American Lithium Holdings Corp. All intercompany transactions, balances, revenues and expenses are eliminated on consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES

a)	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The more significant area is as follows:

•	the estimates and assumptions used in the determination of the measurement of the share-based payments.

9

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

a)	Significant accounting judgments, estimates and assumptions (continued)

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company’s. This outbreak could decrease spending, adversely affect and harm our business and results of operations. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

b)	Functional currency

The reporting and functional currency of the Company and its subsidiaries is the Canadian dollar, except for Macusani Yellowcake S.A.C. where the functional currency is the US dollar.

Transactions in currencies other than an entity’s functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Income and expenses are translated at average rates in effect during the period except for depreciation which is translated at historical rates. The resulting gains or losses are reflected in profit or loss in the period of translation. Where applicable, the functional currency is translated into the presentation currency using the period end rates for assets and liabilities while the operations and cash flows are translated using average rates of exchange and the exchange differences arising on translation are recognised in other comprehensive income (loss). The Company treats specific intercompany balances, which are not intended to be repaid in the foreseeable future, as part of its net investment, whereby the exchange difference on translation is recorded in other comprehensive income (loss).

c)	Exploration and evaluation assets

Exploration and evaluation costs are expensed as incurred. Costs directly related to the acquisition are capitalized once the legal rights to explore the exploration and evaluation assets are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are first tested for impairment, then transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

10

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Exploration and evaluation assets (continued)

Management reviews the carrying value of capitalized exploration and evaluation assets at least annually. The review is based on the Company’s intentions for development of an undeveloped property. If a project does not prove viable, all unrecoverable costs associated with the project net of any previous impairment provisions are written off.

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many exploration and evaluation assets. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge, title to all of its properties are in good standing.

d)	Impairment

The Company’s exploration and evaluation assets and property and equipment are reviewed for indications of impairment at each statement of financial position date.

The carrying amounts of the Company’s property and equipment are reviewed to determine whether there is any indication that those assets are impaired. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, assets are grouped at the lowest levels for which they are separately identifiable cash flows. An asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately through operating income

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Exploration and evaluation assets are reviewed for impairment at each cash-generating unit (“CGU”) level. The Company defines CGU on a property by property basis. Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified

11

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Decommissioning liabilities

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the Company’s exploration and evaluation activities. Discount rates using a pre-tax rate that reflects the risk and the time value of money are used to calculate the net present value. These costs are charged against profit or loss as exploration and evaluation expenditures and the related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. The Company has no obligation for restoration, rehabilitation and environment costs as at February 28, 2022 and 2021.

f)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

g)	Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee. The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. When vested options are forfeited or are not exercised at the expiry date, the amount previously recognized is transferred to deficit.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.

The Company grants restricted share units (“RSUs”) to directors, officers, and employees. RSUs are redeemable for the issue of common shares at prevailing market prices on the date of the RSU grant, or into cash, at the discretion of the Company, on the date of vesting.

12

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Warrants issued in equity financing transactions

Equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants. Warrants that are part of units are assigned value based on the residual value method and included in the share warrant reserve. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share-based payments. When warrants are cancelled or are not exercised at the expiry date, the amount previously recognized is transferred to deficit.

i)	Loss per share

The Company uses the treasury stock method in computing loss per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented the outstanding warrants, options, and RSUs are anti-dilutive. Accordingly, diluted loss per share information has not been shown.

j)	Financial instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income.

The classification determines the method by which the financial assets are carried on the statements of financial position subsequent to inception and how changes in value are recorded. Reclamation deposits are measured at amortized cost with subsequent impairments recognized in profit or loss and cash, cash equivalents and term deposits are classified as FVTPL.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

13

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

j)	Financial instruments (continued)

Financial liabilities

Financial liabilities are designated and subsequently measured as either: (i) fair value through profit or loss; or (ii) amortized cost. Accounts payable, notes payable, long-term debt, and due to related parties are classified as amortized cost.

k)	Income taxes

The Company utilizes the asset and liability method of accounting for deferred taxes. Under the asset and liability method, deferred income taxes and liabilities are recognized to reflect the expected deferred tax consequences arising from temporary differences between the carrying value and the tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against the asset can be utilized.

l)	Property and equipment

Property and equipment carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of property and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of income and comprehensive income. Where an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of property and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

Depreciation is calculated using declining balance or straight-line methods to write off the cost of the assets. The depreciation rate is applicable as follows:

Furniture and equipment	20% declining balance
Computer equipment	55% declining balance
Leasehold improvements	5 years straight line

14

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension, or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

15

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

n)	Accounting pronouncements not yet adopted

The following is a listing of amendments, revisions and new International Financial Reporting Standards issued but not yet effective. The Corporation is currently assessing the impact of adopting the following standards on the consolidated financial statements, as described below:

•	IFRS 3 – Business Combinations ("IFRS 3") The IASB has issued an amendment to IFRS 3 adding an exception to its requirement for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. This exception specifies that for some assets and liabilities, an entity applying IFRS 3 should instead refer to IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendment is effective for annual periods beginning on or after January 1, 2022, with early adoption permitted. The Company is currently assessing the financial impact of the amendment and expects to apply the amendment at the effective date.

•	IFRS 9 – Financial Instruments ("IFRS 9") The IASB has issued an amendment to IFRS 9 clarifying which fees to include in the test in assessing whether to derecognize a financial liability. Only those fees paid or received between the borrower and the lender, including fees paid or received by either the entity or the lender on the other’s behalf are included. The amendment is effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The Company is currently assessing the financial impact of the amendment and expects to apply the amendment at the effective date.

•	IAS 1 – Presentation of Financial Statements: On January 23, 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity, instruments, other assets, or services to the counterparty. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied retrospectively, with early adoption permitted. The Company is currently assessing the financial impact of the amendment and expects to apply the amendment at the effective date.

•	IAS 16 – Property, Plant and Equipment: On May 14, 2020, the IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The proceeds from selling such items, and the cost of producing those items are to be recognized in profit and loss. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendment is to be applied retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the earliest period presented in the consolidated financial statements in the year in which the amendments are first applied. The amendment is effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The Company is currently assessing the financial impact of the amendment and expects to apply the amendment at the effective date.

16

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

4.	ACQUISITION OF PLATEAU ENERGY METALS INC.

On May 11, 2021, the Company completed the acquisition of all the issued and outstanding common shares of Plateau Energy Metals Inc. (“Plateau”) for consideration of 0.29 of a common share and 0.145 of a share purchase warrant of the Company for each Plateau share held. Plateau was a Canadian exploration and development company. The arrangement resulted in Plateau becoming a wholly-owned subsidiary of the Company. Pursuant to the terms of the transaction, the Company issued 37,025,183 common shares and 18,512,592 warrants of the Company with a fair value of $79,222,071 (Note 12) and $24,608,788 (Note 12), respectively.

As part of the arrangement, all unexercised Plateau stock options were exchanged for the Company’s replacement stock options at the fixed exchange ratio of 0.29 with a total fair value of $1,644,993 (Note 12). The Company assumed 11,290,820 Plateau’s warrants and each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common share and 0.145 for the Company’s warrant. The Company recognized a fair value of $3,869,201 (Note 12). In addition, the Company incurred $2,142,496 in transaction costs relating to the acquisition and these costs were capitalized as part of the acquisition of the exploration and evaluation assets.

The acquisition of Plateau has been treated as an acquisition of exploration and evaluation assets.

The total consideration for the acquisition of the assets and liabilities of Plateau assumed on acquisition were as follows:

Total
Consideration:
Common shares issued	$79,222,071
Warrants issued	24,608,788
Value of replacement stock options	1,644,993
Value of Plateau warrants assumed	3,869,201
Transaction costs	2,142,496
Total consideration	$111,487,549

Allocated as follows:
Cash and cash equivalents	$3,662,792
Term deposits	27,500
Amounts receivable	259,372
Prepaid expenses	292,309
Accounts payable and accrued liabilities	(2,826,559)
Note payable	(200,000)
Exploration and evaluation assets (Note 7)	110,272,135
$111,487,549

5.	TERM DEPOSITS

The Company has a $25,000 term deposit which earns interest at 0.45% per annum and matures on December 16, 2022 and an additional $27,500 term deposit which earns interest at 0.05% per annum and matures on November 29, 2022. These term deposits have been assigned as security for the Company’s credit cards to the Bank of Nova Scotia and Toronto Dominion Bank, respectively. In addition, the Company has an aggregate of $36,000,000 in term deposits which earn a weighted average interest of 0.96% per annum and matures between September 13 and November 28, 2022.

17

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

6.	PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture Equipment	Leasehold Improvement	Total
	$	$	$	$
Cost:
Balance, February 29, 2020	-	-	-	-
Additions	2,705	15,957	-	18,662
Balance, February 28, 2021	2,705	15,957	-	18,662
Additions	10,255	-	30,959	41,214
Balance, February 28, 2022	12,960	15,957	30,959	59,876

Depreciation:
Balance, February 29, 2020	-	-	-	-
Depreciation for the year	204	927	-	1,131
Balance, February 28, 2021	204	927	-	1,131
Depreciation for the year	3,904	3,006	2,064	8,974
Balance, February 28, 2022	4,108	3,933	2,064	10,105

Net book value:
As at February 28, 2021	2,501	15,030	-	17,531
As at February 28, 2022	8,852	12,024	28,895	49,771

7.	EXPLORATION AND EVALUATION ASSETS

	TLC property	Falchani property	Macusani property	Extinction Ridge property	Total
	$	$	$	$	$
Balance, February 29, 2020	355,480	-	-	251,133	606,613

Additions:
Acquisition costs	9,092,899	-	-	-	9,092,899
Royalty buyback	2,006,505	-	-	-	2,006,505
Maintenance fees	54,610	-	-	-	54,610
Impairment	-	-	-	(251,133)	(251,133)
Balance, February 28, 2021	11,509,494	-	-	-	11,509,494

Additions:
Acquisition costs	13,753,060	93,737,781	16,534,354	-	124,025,195
Maintenance fees	11,058	-	-	-	11,058

Balance, February 28, 2022	25,273,612	93,737,781	16,534,354	-	135,545,747

18

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (continued)

Tonopah Claystone Claims (“TLC”) Property - Nevada, USA

On August 13, 2018, the Company finalized a purchase/royalty agreement with Nevada Alaska Mining Co., Inc. (“TLC Royalty Holder”), who has the claims and title to a series of unpatented lode mining claims located in Nye County, Nevada, USA (the “TLC Property”), subject to an overriding 2.5% gross royalty. As at November 21, 2018, the Company issued 250,000 common shares at a fair value of $130,000 and paid $131,785 (US$100,000) to TLC Royalty Holder to acquire a 100% undivided interest in the TLC property.

In addition, if the Company reports a combined mineral resource on the TLC Property exceeding 500,000 tons of Lithium Carbonate Equivalent (“LCE”) across all reserve categories, the Company will issue a bonus payment of 250,000 shares to TLC Royalty Holder. An additional 250,000 shares will be issued to TLC Royalty Holder if the calculation exceeds 1,500,000 tons of LCE. On June 16, 2020, the Company issued 500,000 common shares at a fair value of $320,000 due to the LCE calculation on the TLC Property.

On July 9, 2020, the Company entered into a royalty buyback agreement with TLC Royalty Holder under which the Company bought back one-and-one-half percent (1.5%) of the existing gross overriding royalty pertaining to the TLC Property in consideration for $200,880 (US$150,000) and 843,750 common shares to the TLC Royalty Holder. The common shares were issued on July 16, 2020 at a fair value of $1,805,625.

On July 24, 2020, the Company closed a share purchase agreement with the shareholder of Esoteric Consulting Ltd. (“Esoteric”) whereby the Company purchased 100% of the outstanding shares of Esoteric. Esoteric’s only asset is comprised of its ownership of 50% of the issued outstanding shares 4286128 Nevada Corp. (“4286128 Nevada”), which holds the title to a series of lode mining claims located in Nye County, Nevada, contiguous to and north and northwest of the TLC Property. On the same day, the Company, through Esoteric, acquired the remaining 50% of the issued and outstanding shares of 4286128 Nevada. Pursuant to these share purchase agreements, the Company issued 4,000,000 common shares of the Company at a fair value of $7,320,000, which has been accounted for as an asset acquisition.

On September 14, 2020, the Company entered into a real estate property purchase agreement to acquire over 300 acres of privately held lands and the accompanying 1,176 acre-feet of water rights. (“TLC Water Rights Agreement”). The transfer of the property interest and the water rights was finalized for total consideration of US$1.3 million, of which the Company paid $349,488 (US$265,000) on closing and issued a promissory note for $1,363,613 (US$1,035,000) to the vendors (Note 12).

On April 30, 2021, the Company closed a share purchase agreement with the shareholder of 1301420 BC Ltd. (“1301420 BC”) whereby the Company purchased 100% of the outstanding shares of 1301420 BC. 1301420 BC’s only asset is comprised of its ownership of 100% of the issued outstanding shares 1301420 Nevada Ltd. (“1301420 Nevada”), which holds the title to a series of mining claims located in Esmeralda County, Nevada, contiguous and to the west of the TLC Property. The claims are not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 4,000,000 common shares of the Company at a fair value of $7,200,000. The acquisition has been accounted for as an asset acquisition.

19

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (continued)

Tonopah Claystone Claims (“TLC”) Property - Nevada, USA (continued)

On September 7, 2021, the Company closed a share purchase agreement with Big Smoky Holdings Corp. (“Big Smoky”) and the shareholders of Big Smoky, whereby the Company purchased 100% of the outstanding shares of Big Smoky. Through its wholly-owned subsidiary, Big Smoky controls the Crescent Dunes Project (“Crescent Dunes”) located in Nye County, Nevada, contiguous with the TLC Property. The Company acquired full title to Crescent Dunes which is not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 2,500,000 common shares of the Company at a fair value of $6,300,000 and assumed liabilities of $253,060 (US$200,000). The acquisition has been accounted for as an asset acquisition.

Falchani Property – Puno, Peru

On May 11, 2021, following the acquisition of Plateau (Note 4) and its Peruvian subsidiary, Macusani Yellowcake SAC (“Macusani”), the Company holds title to mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru.

Macusani Property – Puno, Peru

On May 11, 2021, following the acquisition of Plateau (Note 4), through the acquisition of Macusani, the Company holds title to, or has court injunctions preserving title on mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru.

Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by Geological, Mining, and Metallurgical Institute of Peru (“INGEMMET”) and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) restored the title, rights and validity of those 32 concessions to Macusani.

On November 2, 2021, the Company was made aware and announced that the judicial ruling in relation to those 32 concessions had been issued in favour of Macusani. On November 16, 2021, the Company announced that it had received official notification of the judicial ruling restoring full title to these concessions. On November 25, 2021, the Company confirmed that, as expected, appeals of the judicial ruling were lodged including by INGEMMET and MINEM. This appeal will be considered by a high court tribunal anticipated in mid-late 2022. If American Lithium’s subsidiary Macusani does not ultimately obtain a successful resolution of the Processes, Macusani’s title to the concessions could be revoked.

Extinction Ridge Property - Nevada, USA

On November 5, 2018, the Company finalized a purchase/royalty agreement with Nevada Alaska Mining Co., Inc. (“Extinction Ridge Royalty Holder”), who has the claims and title to a series of unpatented lode mining claims located in Eureka County, Nevada, USA (the “Extinction Ridge Property”), subject to an overriding 2% gross royalty, of which 1% can be purchased within 6 years for $1 million.

As at February 4, 2019, the Company fulfilled its commitments and acquired a 100% undivided interest in the Extinction Ridge Property. During the year ended February 28, 2019, the Company issued 250,000 common shares at a fair value of $107,500 and paid $131,115 (US$100,000) to Extinction Ridge Royalty Holder. During the year ended February 28, 2021, the Company decided not to extend the lease with the county’s record office and recorded an impairment of the related costs of $251,133.

20

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

8.	RECLAMATION DEPOSITS

Reclamation deposits of $632,935 (2021 – $77,962) as at February 28, 2022, consisted of a term deposit and bonds recorded at cost and held as security by the State of Nevada, with regards to certain exploration properties described in Note 7.

9.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Right-of-Use Assets

Office Leases
Cost:	$
At February 29, 2020 and February 28, 2021	-
Additions	301,440
Foreign exchange adjustment	2,998
At February 28, 2022	304,438
Depreciation:
At February 29, 2020 and February 28, 2021	-
Charge for the period	25,088
Foreign exchange adjustment	(11)
At February 28, 2022	25,077
Net book value:
At February 28, 2021	-
At February 28, 2022	279,361

Depreciation of right-of-use assets is calculated using the straight-line method over the remaining lease term.

Lease Liabilities

$
At February 29, 2020 and February 28, 2021	-
Addition	301,440
Lease payments made	(31,480)
Finance charge	11,891
Foreign exchange adjustment	3,008
284,859
Less: current portion	(63,637)
At February 28, 2022	221,222

The lease liabilities were discounted at a discount rate of 12%.

The remaining minimum future lease payments, excluding estimated operating costs, for the term of the lease including assumed renewal periods are as follows:

Fiscal 2023	$94,396
Fiscal 2024	94,895
Fiscal 2025	84,656
Fiscal 2026	51,443
Fiscal 2027	34,961

21

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

10.	related party transactions

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

	For the years ended February 28,
	2022	2021
	$	$
Exploration and evaluation expenditures	102,500	-
Management fees	2,365,816	443,831
Share-based compensation	5,921,090	1,393,308
	8,389,406	1,837,139

All related party transactions are recorded at the amount agreed to by the Company and the related party.

As at February 28, 2022, the Company owed $193,111 (February 28, 2021 - $nil) to companies controlled by officers and directors of the Company for unpaid management fees and exploration and evaluation expenses.

11.	Long-term debt

In September 2020, the Company entered into the TLC Water Rights Agreement (Note 7). Pursuant to the agreement, the Company issued a promissory note for $1,363,613 (US$1,035,000) to be paid in four equal annual installments of $328,561 (US$258,750) plus accrued interest at rate at 5% per annum. The promissory note is secured by a first priority deed of trust on the property related to this TLC Water Rights Agreement. The promissory note was measured by discounting the annual installments plus accrued interest using a discount rate of 15%.

$
At February 29, 2020	-
Issuance of promissory note	1,363,613
Discount on promissory note	(260,201)
Finance charge	76,895
Foreign exchange adjustment	(41,038)
At February 28, 2021	1,139,269
Finance charge	139,986
Payment made	(401,512)
Foreign exchange adjustment	17,051
894,794
Less: current portion	(287,779)
At February 28, 2022	607,015

The principal payments required under the long-term debt for the next three fiscal years are as follows:

2023	$328,561
2024	328,561
2025	328,561

22

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

12.	sHARE CAPITAL

Authorized

Unlimited number of common shares, without par value.

Issued

During the year ended February 28, 2022:

In April 2021, the Company closed a non-brokered private placement financing of 7,518,750 units at a price of $2.00 per unit for gross proceeds of $15,037,500. Each unit consisted of one common share of the Company and one-half share purchase warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $3.00 and expires in April 2024. The Company incurred aggregate share issuance costs totaling $651,551 and issued 295,125 non-transferrable warrants to certain finders with a fair value of $378,704 in relation to the financing.

In May 2021, the Company completed the acquisition of Plateau (Note 4) by issuing 36,891,918 units of the Company. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $3.00 and expires in May 2024. The 36,891,918 common shares issued had a fair value of $78,948,705. In addition, the Company paid finder’s fee of $200,000 in cash and issued 867,882 finder’s common shares with a fair value of $1,865,947.

In May 2021, the Company issued 4,000,000 common shares of the Company at a fair value of $7,200,000 to acquire 1301420 BC and 1301420 Nevada (Note 7).

In July 2021, the Company issued an additional 133,265 common shares of the Company at a fair value of $273,366 in relation to the acquisition of Plateau (Note 4).

In September 2021, the Company issued 2,500,000 common shares of the Company at a fair value of $6,300,000 to acquire Big Smoky (Note 7).

In November 2021, the Company closed a brokered private placement financing of 13,208,000 units at a price of $2.65 per unit for gross proceeds of $35,001,200. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $4.00 for a period of two years and expires in November 2023. The Company incurred aggregate share issuance costs totaling $2,212,143 in relation to the financing.

The Company issued 10,234,460 common shares in connection with the exercise of 10,234,460 warrants with a weighted average exercise price of $1.06 for total proceeds of $10,876,808. As a result, the Company transferred $2,522,956 representing the carrying value of the exercised warrants from reserves to share capital. The Company also issued 3,405,098 common shares in connection with the exercise of 3,405,098 stock options with a weighted average exercise price of $1.12 for total proceeds of $3,811,726. As a result, the Company transferred $2,758,727 representing the carrying value of the exercised options from reserves to share capital.

23

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

12.	sHARE CAPITAL (continued)

Issued (continued)

During the year ended February 28, 2021:

In June 2020, 500,000 common shares at a fair value of $320,000 were issued to the TLC Royalty Holder in connection with the TLC Property purchase/royalty agreement, see Note 7 for details.

In July 2020, the Company issued 843,750 common shares at a fair value of $1,805,625 to the TLC Royalty Holder to buyback one-and-one-half percent (1.5%) of the existing gross overriding royalty pertaining to the TLC Property.

In July 2020, the Company issued 4,000,000 common shares of the Company at a fair value of $7,320,000 to acquire Esoteric and 4286128 Nevada (Note 7).

The Company issued 34,655,051 common shares in connection with the exercise of 34,655,051 warrants with a weighted average exercise price of $0.37 for total proceeds of $12,802,296. As a result, the Company transferred $77,609 representing the fair value of the exercised warrants from reserves to share capital. The Company also issued 4,570,000 common shares in connection with the exercise of 4,570,000 stock options with a weighted average exercise price of $0.37 for total proceeds of $1,712,600. As a result, the Company transferred $1,477,502 representing the fair value of the exercised options from reserves to share capital.

Warrant Issuances

During the year ended February 28, 2022, the Company issued the following warrants:

•	In connection with the April 2021 private placement, 3,759,375 warrants and 295,125 finders’ warrants with an exercise price of $3.00.
•	In connection with the acquisition of Plateau (Note 4), 18,512,592 listed warrants with an exercise price of $3.00. The warrants were valued at $24,608,788 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.49%, forfeiture rate of 0%, no annual dividends, expected volatility of 114% and a market price of shares at grant date $2.14.
•	In addition, the Company assumed 11,290,820 Plateau’s warrants and each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common share and a half warrant. The warrants were valued at $3,869,201 using the Black-Scholes option pricing model based on the following weighted average assumptions: risk-free interest rate of 0.36%, forfeiture rate of 0%, no annual dividends, expected volatility of 101% and a market price of shares at grant date $2.14.
•	In connection with the November 2021 private placement, 6,604,000 warrants with an exercise price of $4.00.

24

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

12.	sHARE CAPITAL (continued)

Warrants Issuances (continued)

During the year ended February 28, 2022, 647,385 warrants expired. As a result, the Company transferred $35,533 representing the carrying value of the expired warrants from reserves to deficit.

Details of common share purchase warrants outstanding at February 28, 2022 are as follows:

Number of warrants	Exercise price	Remaining life	Expiry date
	$	(years)
6,504,000	4.00	1.68	November 3, 2023
3,084,375	3.00	2.17	April 29, 2024
295,125	3.00	2.17	April 29, 2024
19,414,539	3.00	2.20	May 11, 2024
29,298,039

In connection with the acquisition of Plateau (Note 4), details of Plateau’s warrants outstanding at February 28, 2022 are as follows.

Number of warrants*	Exercise price	Number of shares issuable	Remaining life	Expiry date
	$		(years)
1,875,287	0.40	543,833	2.16	April 27, 2024
836,210	0.40	242,501	2.21	May 12, 2024
109,324	0.40	31,704	2.21	May 12, 2024
17,322	0.40	5,023	2.21	May 13, 2024
2,838,143		823,061

*Each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common shares and at a fixed ratio of 0.145 for the Company’s warrants exercisable until May 11, 2024 at $3.00.

A summary of changes of warrants outstanding as follows:

	Warrants	Weighted average exercise price
		$
Balance, February 29, 2020	41,674,664	0.39
Exercised	(34,655,051)	0.37
Expired	(692,213)	2.16
Balance, February 28, 2021	6,327,400	0.29
Issued	31,401,208	3.00
Exercised	(8,430,569)	0.94
Balance, February 28, 2022	29,298,039	3.00

25

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

12.	sHARE CAPITAL (continued)

Warrants (continued)

A summary of changes of Plateau warrants outstanding as follows:

	Warrants*	Weighted average exercise price
		$
Balance, February 28, 2021	-	-
Assumed	11,290,820	0.50
Exercised	(6,220,315)	0.42
Expired	(2,232,362)	0.87
Balance, February 28, 2022	2,838,143	0.40

*Each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common shares and at a fixed ratio of 0.145 for the Company’s warrants exercisable until May 11, 2024 at $3.00.

Stock Options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12 month period is limited to 5% of the issued shares of the Company.

In September 2020, the Company granted 4,800,000 stock options to certain officers, directors, and consultants of the Company at an exercise price of $1.28. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 on the six months from the date of grant and 1/3 on the first anniversary. The options were valued at $4,732,320 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.36%, forfeiture rate of 0%, no annual dividends, expected volatility of 122% and a market price of shares at grant date $1.20.

In connection with the acquisition of Plateau (Note 4), the Company issued 1,423,210 replacement stock options with a weighted average exercise price of $2.51 and a fair value of $1,644,993.

In June 2021, the Company granted 7,050,000 stock options to certain officers, directors, and consultants of the Company at an exercise price of $2.17. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 on the six months from the date of grant and 1/3 on the first anniversary. The options were valued at $9,494,940 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.97%, forfeiture rate of 0%, no annual dividends, expected volatility of 114% and a market price of shares at grant date $1.73.

26

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

12.	sHARE CAPITAL (continued)

Stock Options (continued)

In August 2021, the Company granted 500,000 stock options to a consultant of the Company at an exercise price of $1.81. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 on the six months from the date of grant and 1/3 on the first anniversary. The options were valued at $784,050 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.87%, forfeiture rate of 0%, no annual dividends, expected volatility of 113% and a market price of shares at grant date $1.95.

In February 2022, the Company granted 1,750,000 stock options to certain officers, directors, and consultants of the Company at an exercise price of $3.63. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 on the six months from the date of grant, and 1/3 on the first anniversary. The options were valued at $5,002,025 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 1.79%, forfeiture rate of 0%, no annual dividends, expected volatility of 110% and a market price of shares at grant date $3.61.

During the year ended February 28, 2022, the Company recorded share-based compensation of $12,116,607 (2021 - $3,715,490).

As at February 28, 2022, the following options were outstanding and exercisable:

Number of options outstanding	Number of options Exercisable	Exercise price	Remaining life	Expiry date
		$	(years)
269,700	269,700	2.48	0.16	April 27, 2022
251,208	251,208	3.31	0.87	January 9, 2023
800,000	800,000	0.31	0.95	February 9, 2023
350,000	350,000	0.35	1.33	June 29, 2023
145,000	145,000	3.93	1.47	August 17, 2023
195,750	195,750	2.24	2.15	April 23, 2024
300,000	300,000	0.25	2.94	February 4, 2025
2,940,000	2,940,000	1.28	3.56	September 17, 2025
63,115	63,115	1.03	3.78	December 9, 2025
6,775,002	4,516,668	2.17	4.28	June 10, 2026
500,000	333,333	1.81	4.49	August 25, 2026
1,750,000	583,333	3.63	4.97	February 16, 2027
14,339,775	10,748,107

27

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

12.	sHARE CAPITAL (continued)

Stock Options (continued)

A summary of changes of stock options outstanding is as follows:

	Options	Weighted average exercise price
		$
Balance, February 29, 2020	6,800,000	0.30
Granted	4,800,000	1.28
Exercised	(4,570,000)	0.37
Balance, February 28, 2021	7,030,000	0.92
Granted	10,723,210	3.09
Exercised	(3,405,098)	1.12
Cancelled	(8,337)	3.02
Balance, February 28, 2022	14,339,775	2.00

Restricted Share Units

In February 2022, the Company adopted an incentive plan for its directors, officers, and employees, under which it is authorized to grant a maximum of 5% of the Company’s issued shares reserved for issuance for restricted share units (“RSUs”) under the incentive plan. Upon vesting, at the Company’s discretion, the holder of an RSU award can receive one common share or the equivalent cash payment based on the market price of the common share on settlement date. The aggregate number of RSUs granted to any one recipient in a 12 month period is limited to 2% of the issued shares of the Company.

The incentive plan remains subject to ratification by shareholders of the Company and approval of the TSX Venture Exchange. Any shareholders who are entitled to receive RSUs in accordance with the incentive plan will be excluded from voting on any resolution to ratify the implantation of the incentive plan. No RSUs will vest, and no common shares of the Company will be issued in connection with any outstanding RSUs, until such time as the incentive plan has received approval of disinterested shareholders and the TSX Venture Exchange. In the event such approvals are not received prior to December 31, 2022, all RSUs will be automatically cancelled without any further right or entitlement.

In February 2022, the Company granted 2,900,000 RSUs to certain officers and directors of the Company with a fair value of $10,469,000, of which $172,093 (2021 - $nil) was expensed during the year ended February 28, 2022. The RSUs will vest on February 16, 2024.

RSU transactions are summarized as follows:

Number of RSUs
Balance, February 29, 2020 and February 28, 2021	-
Granted	2,900,000
Balance, February 28, 2022	2,900,000

28

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

13.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. The Company includes the components of shareholders’ equity in its management of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares to raise cash and obtain bridging loans from related parties. The Company’s investment policy is to invest its cash in low risk investment instruments in financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

There were no changes in the Company’s management of capital during the year ended February 28, 2022.

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, term deposits, amounts receivable, advances and deposits, accounts payable, due to related parties, and long-term debt. As at February 28, 2022, the Company classifies its cash and cash equivalents and term deposits as fair value through profit and loss and its amounts receivable, advances and deposits, accounts payable and accrued liabilities, due to related parties, and long-term debt at amortized cost. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies the fair value of these financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Cash and cash equivalents and term deposit is classified under Level 1.

Level 2 – Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices). The Company does not have any financial instruments classified under Level 2.

Level 3 – Valuations in the level are those with inputs for the asset or liability that are not based on observable market data. Accounts payable and accrued liabilities are classified under Level 3.

29

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company’s financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and term deposit. The carrying amount of financial assets represents the maximum credit exposure. As at February 28, 2022, the Company has gross credit exposure relating to cash and cash equivalents and term deposits of $55,855,718. The cash and cash equivalents and term deposit is held at a Canadian chartered and investment banks and the Company considers the credit risk to be minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. As at February 28, 2022, the Company had a cash and cash equivalents balance of $19,698,762 to settle current liabilities of $1,863,445. Liquidity risk is assessed as low.

Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts payable, and loan payable that are denominated in a foreign currency. As at February 28, 2022, the Company had net assets of US$2,168,570. A 10% fluctuation in the foreign exchange rate of the United States dollar against the Canadian dollar would result in a foreign exchange gain/loss of approximately US$216,900.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at February 28, 2022, the long-term debt bears interest at a fixed 5% per annum and is payable over four years. The Company has cash and cash equivalents balances and term deposits with interest based on the prime rate. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Commodity Price Risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of lithium and uranium. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

During the year ended February 28, 2022, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

30

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

15.	SEGMENTED INFORMATION

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

February 28, 2022	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	25,273,612	110,272,135	135,545,747
Other assets	56,195,260	748,537	1,003,581	57,947,378
Total assets	56,195,260	26,022,149	111,275,716	193,493,125

February 28, 2021	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	11,509,494	-	11,509,494
Other assets	5,531,738	148,310	-	5,680,048
Total assets	5,531,738	11,657,804	-	17,189,542

16.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the years ended February 28,
	2022	2021
	$	$
Supplemental cash-flow disclosure:
Interest	-	-
Income taxes	-	-

Supplemental non-cash disclosure:
Shares issued for exploration and evaluation assets acquisition	13,500,000	9,445,625
Units issued for acquisition	103,830,859	-
Long term debt issued for exploration and evaluation assets acquisition	-	1,363,613
Capitalization of right-of-use assets and lease liabilities	301,440
Finders’ shares issued for acquisition	1,865,947	-
Replacement stock options issued	1,644,993	-
Plateau warrants assumed	3,869,201	-
Discounted on promissory note	-	260,202
Reclassification of stock options exercised	2,758,727	1,477,502
Reclassification of stock options cancelled	8,742	-
Reclassification of warrants issued	378,704	-
Reclassification of warrants exercised	2,522,956	77,609
Reclassification of warrants expired	35,533	1,804

31

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

17.	CONTINGENCIES

In May 2021, the Ontario Securities Commission (“OSC”) issued a Notice of Hearing and Statement of Allegations to Plateau and two of its officers, commencing regulatory proceedings to consider whether Plateau met obligations related to continuous disclosure, associated filings and related activities with respect to the status of Plateau’s title to 32 mineral concessions in Peru which are the subject of a regulatory dispute, as discussed in Note 7. Plateau intends to continue to defend the allegations in the administrative proceedings. Should the OSC find against Plateau and its officers, monetary penalties may be imposed by the OSC. Any monetary penalties associated with the proceedings would need to be settled by American Lithium as the parent of Plateau and cannot be quantified or readily estimated at this time; as such, no amounts have been recorded as at February 28, 2022.

18.	INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the combined statutory Canadian federal and provincial income tax rates:

	For the years ended February 28,
	2022	2021
	$	$
Combined statutory tax rate	27%	27%

Income tax recovery at combined statutory rate	(6,358,000)	(3,489,000)
Impact of different statutory tax rates on earnings of subsidiaries	111,000	-
Permanent difference and other	3,355,000	990,000
Effect of change in future income tax rates	-	(8,000)
Change in deferred tax asset not recognized	2,892,000	2,507,000

Net deferred tax recovery	-	-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2022	Expiry Date Range	2021	Expiry Date Range
Temporary Differences	$		$
Share issue costs	3,373,000	2023 to 2026	125,000	2020 to 2023
Property and equipment	599,000	No expiry date	-	No expiry date
Non-capital losses available for future period	99,295,000	2024 to 2042	21,232,000	2022 to 2038
Exploration and evaluation assets	7,320,000	No expiry date	25,063,000	No expiry date
Non-capital losses by country
Canada	60,189,000	2024 to 2042	19,796,000	2032 to 2041
United States	20,476,000	2037 to indefinite	1,436,000	2022 to indefinite
Peru	18,630,000	Indefinite	-	N/A

Tax attributes are subject to review, and potential adjustment, by tax authorities.

32

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2022 and 2021

(Expressed in Canadian Dollars)

19.	SUBSEQUENT EVENTS

a)	In May 2022, the Company entered into an agreement to acquire certain privately-held agricultural lands along with certain water rights, in the Big Smoky Valley, close to the Company’s TLC Property. Pursuant to the terms of the agreement, the Company will pay the vendors a total of US $3,125,000 in cash on closing.

b)	In June 2022, the Company entered into a mining rights transfer agreement to acquire additional concessions in Southern Peru. The Company paid US$400,000 and issued 2,250,000 common shares of the Company to the vendor.

c)	In June 2022, the Company granted 100,000 stock options to a consultant for a period of 5 years and exercisable at a price of $2.74 per share. The stock options will vest over a period of 12 months, with 25% vesting every quarter following the grant.

d)	Subsequent to February 28, 2022, the Company issued 60,549 common shares in connection with the exercise of 60,549 warrants with a weighted average exercise price of $3.00 for total proceeds of $181,647. In addition, the Company also issued 1,144,967 common shares in connection with the exercise of 1,144,967 stock options with a weighted average exercise price of $1.76 for total proceeds of $2,013,685. Also, 21,400 stock options expired unexercised.

33